Exhibit 99.6

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2013

You are receiving this notification as SANDSTORM GOLD LTD. (the “Company”) has decided to use the notice and access model for the delivery of meeting materials to its shareholders in respect of its Annual and Special Meeting of Shareholders to be held on Friday, May 10, 2013 (the “Meeting”).  Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual and Special Meeting of Shareholders and management information circular for the year ended December 31, 2012 (the “Information Circular”) (the “Meeting Materials”), shareholders are receiving this notice with information on how they may access such Meeting Materials electronically.  However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	FRIDAY, MAY 10, 2013 10 A.M. (Pacific Daylight Savings Time)	WHERE:	PACIFIC ROOM THE METROPOLITAN HOTEL 645 HOWE STREET VANCOUVER, BC V6C 2Y9

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND/OR VOTE ON THE FOLLOWING MATTERS:

•                      FINANCIAL STATEMENTS:  To receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2012, together with the report of the auditors thereon. NOTE: There are no financial statements included in the mailing. The audited consolidated financial statements and related MD&A have already been mailed to those shareholders who have previously requested to receive them.

•                      FIX THE NUMBER OF DIRECTORS:  To fix the number of Directors of the Company at FIVE (5).  See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON — Election of Directors” in the Information Circular.

•                      ELECTION OF DIRECTORS:  To elect directors of the Company for the ensuing year. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON — Election of Directors” in the Information Circular.

•                      APPOINTMENT OF AUDITORS:  To appoint DELOITTE LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON — Appointment of Auditors” in the Information Circular.

•                      UNALLOCATED OPTIONS UNDER ROLLING 10% STOCK OPTION PLAN:  To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve unallocated options under the Company’s Rolling 10% Stock Option Plan.  See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON — Approval of Unallocated Options under Rolling 10% Stock Option Plan and Approval of Amended and Restated Rolling 10% Stock Option Plan” in the Information Circular.

•                      AMENDED AND RESTATED ROLLING 10% STOCK OPTION PLAN: To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve the Company’s Amended and Restated Rolling 10% Stock Option Plan.  See the section entitled “PARTICULARS OF MATTERS TO BE ACTED UPON — Approval of Unallocated Options under Rolling 10% Stock Option Plan and Approval of Amended and Restated Rolling 10% Stock Option Plan” in the Information Circular.

•                      AMENDMENT TO THE RESTRICTED SHARE PLAN: To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to ratify and approve an amendment to the Company’s Restricted Share Plan which increases the number of common shares which may be reserved for issuance from treasury by the Company under its Restricted Share Plan from a maximum of 800,000 common to a maximum of 2,800,000 common shares.  See the section entitled “PARTICULARS OF MATTERS TO BE

ACTED UPON — Approval to Increase Maximum Shares under Restricted Share Plan” in the Information Circular.

•                      OTHER BUSINESS:  To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “OTHER MATTERS” in the Information Circular.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online under the Company’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or at the following internet address:

Notice of Annual and Special Meeting of Shareholders and Information Circular:  http://www.sandstormltd.com/

Financial Statements Request Card:  http://www.sandstormltd.com/

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them.  Requests for paper copies of the Meeting Materials should be received at least 5 business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Meeting Materials in advance of the proxy deposit date and Meeting date. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from Denver Harris at the Company by calling toll-free in North America at 1-866-584-0234, Extension #254 or by e-mail at info@sandstormltd.com.  Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made before the Meeting date. Requests may also be made up to one year from the date the Information Circular was filed on SEDAR.

Stratification used:  NO

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

INTERNET:	Go to www.investorvote.com and follow the instructions. You will need the 12-digit control number located on the bottom left-hand side of the proxy.

TELEPHONE:	Call 1-866-732-VOTE (8683) Toll Free within North America from a touch tone telephone, or, if you are an international shareholder, please call 1-312-588-4290.

FACSIMILE:	Fax to Computershare Investor Services Inc. at 1-866-249-7775.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to the PROXY DEPARTMENT at: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario M5J 2Y1

Beneficial Holders are asked to return their proxies using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	See the voting instruction form for details

MAIL OR FACSIMILE:	Complete the voting instruction form, sign it and return it to the address provided on the form, or fax it to the number provided on the form.

Shareholders with questions about notice and access can contact Denver Harris of the Company at 1-866-584-0234, Extension #254.